UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   August 2, 2011



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway		
Decatur, Illinois		**62526**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On August 2, 2011, Archer-Daniels-Midland Company (ADM) issued a press release announcing fourth quarter and annual results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated August 2, 2011 announcing fourth quarter and annual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: August 2, 2011   By   /s/ David J. Smith
                                              David J. Smith
                                              Executive Vice President, Secretary and
                                               General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 2, 2011



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

August 2, 2011   FOR IMMEDIATE RELEASE

ADM REPORTS FOURTH-QUARTER EARNINGS OF $ 381 MILLION
Company earned $ 3.13 per share for the fiscal year on record operating profit

Archer Daniels Midland Company (NYSE: ADM) today reported net earnings for the fiscal year ended June 30, 2011, of $ 2.0 billion and record segment operating profit of $ 4.0 billion, up 5 percent and 24 percent, respectively, from the prior year.

For the quarter ended June 30, 2011, net earnings were $ 381 million, down $ 65 million, and segment operating profit was $ 888 million, up $ 89 million, from the same period one year earlier.

- ADM earned $ 0.58 diluted EPS for the fourth quarter, versus last year's $ 0.69 fourth quarter.
- Fourth-quarter segment operating profit improved 11 percent from the same period last year, to $ 888 million.
- Oilseeds Processing profit increased $ 20 million on strong performance in North American crushing operations, despite a weak global margin environment.
- Corn Processing profit decreased $ 22 million on significantly higher net corn costs.
- Agricultural Services profit increased $ 15 million due to strong U.S. merchandising results.
- Net income was negatively impacted by tax expense related to specific items and geographic mix of earnings.

"Despite a challenging environment in several key markets, ADM delivered solid operating results across all our businesses for the quarter. We earned record operating profit for the fiscal year with our growing global asset base, diversified product portfolio and the acumen of the ADM team," said Patricia Woertz, ADM chairman and CEO. "Looking ahead, we are confident in our people, our assets and our financial strength to deliver profitable growth and value for our shareholders as we serve the vital needs of a growing world."

Financial Highlights

(Amounts in millions, except per share data)

	Quarter Ended June 30			Year Ended June 30		
	2011	2010	Change	2011	2010	Change
Segment operating profit	$ 888	$ 799	$ 89	$ 4,021	$ 3,239	$ 782
Net earnings	$ 381	$ 446	$ (65)	$ 2,036	$ 1,930	$ 106
Diluted earnings per share	$ 0.58	$ 0.69	$ (0.11)	$ 3.13	$ 3.00	$ 0.13
Average shares outstanding	652	643		654	644	

A summary of segment operating profit and net earnings follows:

	Quarter ended June 30			Year ended June 30		
	2011	2010	Change	2011	2010	Change
	(in millions)					
Oilseeds Processing	$ 379	$ 359	$ 20	$ 1,524	$ 1,400	$ 124
Corn Processing	118	140	(22)	1,062	722	340
Agricultural Services	193	178	15	922	668	254
Other	198	122	76	513	449	64
Segment operating profit	888	799	89	4,021	3,239	782
Corporate	(124)	(249)	125	(1,006)	(654)	(352)
Earnings before income taxes	764	550	214	3,015	2,585	430
Income taxes	(385)	(105)	(280)	(997)	(666)	(331)
Net earnings including noncontrolling interests	379	445	(66)	2,018	1,919	99
Less: Net earnings (losses) attributable to noncontrolling interests	(2)	(1)	(1)	(18)	(11)	(7)
Net earnings	$ 381	$ 446	$ (65)	$ 2,036	$ 1,930	$ 106

Discussion of Net Earnings

Net earnings for the fourth quarter of $ 381 million decreased $ 65 million due principally to higher income tax expense of $ 280 million. This was partially offset by higher segment operating profit of $ 89 million and credits in LIFO inventory valuations, included in corporate, caused by lower agricultural commodity prices at the end of the fourth quarter compared to the beginning of the quarter. Earnings before income taxes include a LIFO credit of $ 52 million or $ 0.05 per share this quarter, compared to a LIFO charge of $ 23 million or $ 0.02 per share last year.

The company's effective income tax rate for the fourth quarter was 50 percent, compared to the prior year's quarter rate of 19 percent. ADM recorded additional tax expenses in the fourth quarter to bring the effective tax rate for the full year to 33 percent compared to the prior year's rate of 26 percent. The effective tax rate for the fiscal year was atypical and was primarily the result of several unfavorable specific tax items and changes in the geographic mix of earnings.

For fiscal year 2012, based on current estimates, ADM expects its effective tax rate to be in the range of 28-30 percent.

Oilseeds Processing

Oilseeds operating profit in the fourth quarter increased $ 20 million to $ 379 million.

Crushing and origination operating profit increased $ 14 million to $ 232 million for the quarter. North American results improved across the oilseed portfolio, particularly in softseeds, despite a weak margin environment. European and South American results were lower and were partially offset by positive mark-to-market timing effects.

Refining, packaging, biodiesel and other generated a profit of $ 86 million for the quarter, up $ 7 million from last year, as improved results from North America offset lower results from Europe and South America.

Oilseeds results in Asia for the quarter were in line with last year, principally reflecting ADM's share of the results from equity investee, Wilmar International Limited.

Corn Processing

For the quarter, corn processing operating profit was $ 118 million, a decline of $ 22 million from the same quarter last year. While processed volumes were up 15 percent, net corn costs increased significantly from the fourth quarter of last year.

Sweeteners and starches operating profit of $ 9 million was down $ 110 million, as higher average selling prices and sales volumes were more than offset by higher net corn costs. Export demand for sweeteners remained strong.

Bioproducts profit in the quarter rose $ 88 million to $ 109 million, driven by higher ethanol prices, favorable ownership positions and strong demand for value-added food and feed ingredients, particularly lysine and other amino acids.

Agricultural Services

Agricultural Services operating profit of $ 193 million increased $ 15 million from last year's results.

Merchandising and handling earnings increased primarily due to stronger results from North American interior elevators and export operations, partially offset by weaker international results. Earnings from transportation operations were essentially flat compared to the fourth quarter of last year.

Other

In the fourth quarter, profits from ADM's Other business units increased $ 76 million to $ 198 million.

In other processing, which includes wheat milling, cocoa and ADM's share of Gruma, S.A.B. de C.V., profits were $ 192 million, an increase of $ 64 million from the year-ago quarter. ADM's portion of Gruma's results included a $ 78 million gain on the disposal of assets.

Other financial increased $ 12 million mainly due to improved results of ADM's captive insurance subsidiary and ADM Investor Services.

Corporate

Corporate results improved $ 125 million. Lower commodity prices through the fourth quarter led to $ 52 million of LIFO credits on a decrease in ADM's LIFO inventory valuation reserves this quarter. This is compared to a LIFO charge of $ 23 million a year ago. Last year's fourth quarter also included $ 59 million of unrealized losses on interest rate swaps.

Current Market Conditions

U.S. corn and soybean supplies are tight. Overall global crop supplies remain adequate following a good world wheat harvest and a record soybean harvest in South America. ADM is monitoring crop progress and harvests in Europe, North America and China.

Global demand for crops and agricultural products remains strong. Global protein meal and vegetable oil demand continues to grow, while industry margins remain under pressure. Export demand continues to drive strong U.S. corn sweetener volumes. With positive blending economics, ethanol consumption in the U.S. remains at maximum blendable levels.

Conference Call Information

ADM will host a conference call and audio webcast at 8 a.m. Central Time on Tuesday, August 2, 2011, to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 866-788-0538 in the U.S. or 857-350-1676 if calling from outside the U.S.; the access code is 78084113. Replay of the call will be available from 11 a.m. Central Time on August 2 to August 9, 2011. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is 24939972. To listen to the replay online, visit www.adm.com/webcast.

About ADM

Every day, the 30,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 265 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 75 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2011, were $81 billion. For more information about our company and our products, visit www.adm.com.

Contacts

Media:	**Investors:**
David Weintraub	Dwight Grimestad
Director, External Communications	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

Segment Operating Analysis
(unaudited)

	Quarter ended June 30		Year ended June 30	
	2011	2010	2011	2010
	(in '000s metric tons)			
Processed volumes				
Oilseeds Processing	7,038	7,184	29,630	29,095
Corn Processing	6,039	5,240	23,412	19,618
Wheat and cocoa	1,725	1,743	7,179	7,291
Total processing volumes	14,802	14,167	60,221	56,004

	Quarter ended June 30		Year ended June 30	
	2011	2010	2011	2010
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$ 8,567	$ 5,488	$ 26,662	$ 21,810
Corn Processing	2,841	1,969	9,908	7,874
Agricultural Services	9,960	7,006	37,927	26,756
Other	1,502	1,240	6,179	5,242
Total net sales and other operating income	$ 22,870	$ 15,703	$ 80,676	$ 61,682

Segment Operating Profit and Corporate Results
(unaudited)

	Quarter ended June 30			Year ended June 30		
	2011	2010	Change	2011	2010	Change
	(in millions)					
Oilseeds Processing Operating Profit						
Crushing and origination	$ 232	$ 218	$ 14	$ 1,013	$ 818	$ 195
Refining, packaging, biodiesel and other	86	79	7	329	291	38
Asia	61	62	(1)	182	291	(109)
Total Oilseeds Processing	$ 379	$ 359	$ 20	$ 1,524	$ 1,400	$ 124
Corn Processing Operating Profit						
Sweeteners and starches	$ 9	$ 119	$ (110)	$ 320	$ 529	$ (209)
Bioproducts	109	21	88	742	193	549
Total Corn Processing	$ 118	$ 140	$ (22)	$ 1,062	$ 722	$ 340
Agricultural Services Operating Profit						
Merchandising and handling	$ 184	$ 169	$ 15	$ 818	$ 583	$ 235
Transportation	9	9	–	104	85	19
Total Agricultural Services	$ 193	$ 178	$ 15	$ 922	$ 668	$ 254
Other Operating Profit						
Processing	$ 192	$ 128	$ 64	$ 474	$ 403	$ 71
Financial	6	(6)	12	39	46	(7)
Total Other	$ 198	$ 122	$ 76	$ 513	$ 449	$ 64
Segment Operating Profit	$ 888	$ 799	$ 89	$ 4,021	$ 3,239	$ 782
Corporate						
LIFO credit (charge)	$ 52	$ (23)	$ 75	$ (368)	$ 42	$ (410)
Interest expense - net	(82)	(74)	(8)	(335)	(283)	(52)
Corporate costs	(94)	(63)	(31)	(326)	(266)	(60)
Debt buyback costs	(8)	–	(8)	(8)	(75)	67
Unrealized gains (losses) on interest rate swaps	–	(59)	59	30	(59)	89
Other	8	(30)	38	1	(13)	14
Total Corporate	$ (124)	$ (249)	$ 125	$ (1,006)	$ (654)	$ (352)
Earnings Before Income Taxes	$ 764	$ 550	$ 214	$ 3,015	$ 2,585	$ 430

Consolidated Statements of Earnings
(unaudited)

	Quarter ended June 30		Year ended June 30	
	2011	2010	2011	2010
	(in millions, except per share amounts)			
Net sales and other operating income	$ 22,870	$ 15,703	$ 80,676	$ 61,682
Cost of products sold	21,772	14,777	76,376	57,839
Gross profit	1,098	926	4,300	3,843
Selling, general and administrative expenses	423	331	1,611	1,398
Equity in (earnings) losses of unconsolidated affiliates	(208)	(133)	(542)	(561)
Interest income	(39)	(27)	(136)	(126)
Interest expense	129	118	482	422
Other (income) expense – net	29	87	(130)	125
Earnings before income taxes	764	550	3,015	2,585
Income taxes	(385)	(105)	(997)	(666)
Net earnings including noncontrolling interests	379	445	2,018	1,919
Less: Net earnings (losses) attributable to noncontrolling interests	(2)	(1)	(18)	(11)
Net earnings attributable to ADM	$ 381	$ 446	$ 2,036	$ 1,930
Diluted earnings per common share	$ 0.58	$ 0.69	$ 3.13	$ 3.00
Average number of shares outstanding	652	643	654	644

Other (income) expense - net consists of:

Gain related to Golden Peanut acquisition	$ –	$ –	$ (71)	$ –
Debt buyback costs	15	–	15	75
Unrealized losses (gains) on interest rate swaps	–	59	(30)	59
Other – net	14	28	(44)	(9)
	$ 29	$ 87	$ (130)	$ 125

Summary of Financial Condition
(unaudited)

		June 30 2011		June 30 2010
		(in millions)		
NET INVESTMENT IN				
Working capital	$	16,339	$	10,279
Property, plant, and equipment		9,500		8,712
Investments in and advances to affiliates		3,240		2,799
Long-term marketable securities		666		678
Other non-current assets		1,283		1,225
	$	31,028	$	23,693
FINANCED BY				
Short-term debt	$	1,875	$	374
Long-term debt, including current maturities		8,444		7,174
Deferred liabilities		1,871		1,514
Shareholders' equity		18,838		14,631
	$	31,028	$	23,693

Summary of Cash Flows
(unaudited)

	Year Ended June 30	
	2011	2010
	(in millions)	
Operating Activities		
Net earnings	$ 2,018	$ 1,919
Depreciation and amortization	877	912
Other – net	(3)	(153)
Changes in operating assets and liabilities	(5,232)	6
Total Operating Activities	(2,340)	2,684
Investing Activities		
Purchases of property, plant and equipment	(1,247)	(1,607)
Net assets of businesses acquired	(218)	(62)
Marketable securities – net	(285)	67
Other investing activities	75	(63)
Total Investing Activities	(1,675)	(1,665)
Financing Activities		
Long-term debt borrowings	1,564	27
Long-term debt payments	(417)	(552)
Debt repayment premium and costs	(21)	(71)
Net borrowings under lines of credit	1,381	29
Shares issued related to equity unit conversion	1,750	–
Purchases of treasury stock	(301)	(100)
Cash dividends	(395)	(372)
Other	23	11
Total Financing Activities	3,584	(1,028)
Decrease in cash and cash equivalents	(431)	(9)
Cash and cash equivalents - beginning of period	1,046	1,055
Cash and cash equivalents - end of period	$ 615	$ 1,046